UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 8)

OSI Pharmaceuticals, Inc.
(Name of Subject Company)

OSI Pharmaceuticals, Inc.
 (Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

671040103
(CUSIP Number of Class of Securities)

Barbara A. Wood, Esq.
Senior Vice President, General Counsel and Secretary
420 Saw Mill River Road
Ardsley, New York 10502
 (914) 231-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Roger S. Aaron, Esq.
Robert B. Pincus, Esq.
Steven J. Daniels, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

□      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 ("Amendment No. 8") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of OSI Pharmaceuticals, Inc., a Delaware corporation (the "Company"), filed with the Securities and Exchange Commission on March 15, 2010, as previously amended (as so amended, the "Schedule 14D-9").  Except as set forth in this Amendment No. 8, the information set forth in the Schedule 14D-9 remains unchanged.  The initial expiration date for the Revised Offer remains midnight, New York City time, on June 2, 2010, subject to extension in certain limited circumstances as required or permitted under the Merger Agreement.

Item 4.	The Solicitation or Recommendation.

1.  Item 4 to the Schedule 14D-9 is hereby amended by adding the following after the last paragraph of the subsection entitled "Internal Forecasts":

In connection with the negotiation and execution of the  MOU described in Item 8 below, the Company agreed to take the position regarding the Top-Up Option described in Item 8 below and to publicly disclose certain management prepared, risk-adjusted forecasts for its non-Tarceva related pipeline assets, in addition to the internal forecasts previously disclosed in the Schedule 14D-9.

Such management prepared, risk-adjusted forecasts were provided to the Company's Board of Directors and were reviewed by the Company's financial advisors in connection with the preparation of their respective opinions.  These risk-adjusted forecasts for the Company's non-Tarceva related pipeline assets are highly unpredictable in nature, given (i) that they substantially rely on probability of success assumptions that are extremely difficult to predict given the various stages of development of these products and (ii) the length of time that it would take to commercialize these products.  Set forth below is a summary of management's estimate of the annual revenues that could be generated by the Company's non-Tarceva related pipeline assets, using risk-adjustment criteria based on industry standards, which estimate was utilized in the Company's financial advisors' discounted cash flow analysis referenced in Item 4 of the Schedule 14D-9 under the subsection entitled "Opinions of the Company's Financial Advisors – Joint Financial Analysis--Sum-of-the-Parts/Discounted Cash Flow Analysis—Discounted Cash Flow":

Year	Annual Forecasted Revenues (in millions)

2011	$ 2
2012	8
2013	9
2014	9
2015	29
2016	138
2017	339
2018	618
2019	899
2020	1,194
2021	1,459
2022	1,623
2023	1,676
2024	1,711
2025	1,748
2026	819
2027	586
2028	346

The risk-adjusted internal forecasts set forth above were not prepared with a view to public disclosure and are being included in the Statement only because such information was provided to the Company’s Board. The forecasts were not prepared with a view to compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The forecasts do not purport to present results in accordance with U.S. generally accepted accounting principles, and the Company’s registered public accounting firm has not examined, compiled or otherwise applied procedures to the forecasts and accordingly assumes no responsibility for them. The forecasts have been prepared by, and are solely the responsibility of, management of the Company. The inclusion of the risk-adjusted internal forecasts in the Statement should not be regarded as an indication that such forecasts will necessarily be predictive of actual future results, and the forecasts should not be relied upon as such. These risk-adjusted forecasts are based on products that are in various stages of development and are subject to significant risks and assumptions over a long period of time. Financial forecasts related to later periods are generally less predictive given the greater uncertainty as to events that may or may not occur during the intervening period.  No representation is made by the Company or any other person to any stockholder of the Company regarding the ultimate performance of the Company compared to the information contained in the forecasts. Although presented with numerical specificity, the forecasts are not fact and reflect numerous assumptions and estimates as to future events made by the Company’s management and other factors such as general business, economic, regulatory, market and financial conditions, as well as factors specific to the Company’s business, all of which are difficult to predict, especially in light of the early stages of development of certain of the  products included in these forecasts, and many of which are beyond the control of the Company’s management. In addition, the forecasts do not take into account any circumstances or events occurring after the date that they were prepared and, accordingly, do not give effect to the Company’s operations or strategy that may be implemented after the consummation of the Revised Offer and the Merger. There can be no assurance that the projections will be realized, and actual results may differ from those reflected in the forecasts. The Company does not intend to update or otherwise revise the forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the forecasts are shown to be in error. The forecasts are forward-looking statements. These statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Information on other important potential risks and uncertainties not discussed herein may be found in the Company’s filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2009, as amended by Amendment No. 1 thereto filed with the SEC on April 30, 2010, and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010.

Item 8.	Additional Information.

1.  1.  Item 8 to the Schedule 14D-9 is hereby amended by inserting the following at the end of the subsection entitled "Litigation":

On May 27, 2010, the parties to the class action lawsuits described in this Item 8 executed a memorandum of understanding (the "MOU"), pursuant to which (and subject to the conditions described therein) all of the purported stockholder class action lawsuits will be resolved, including those disclosed under this Item 8, relating to the Offer and the Merger, in the Court of Chancery of the State of Delaware.  The MOU provides, among other things, that the Company will file this Amendment No. 8 to take the position regarding the Top-Up Option described herein and to publicly disclose the other items disclosed in this Amendment No. 8, including the management prepared, risk-adjusted forecasts for its non-Tarceva related pipeline assets included above, which are additional to the internal forecasts previously disclosed in the Schedule 14D-9.  Pursuant to the MOU, the Company and Astellas have agreed that, in the event that any future proceedings are commenced in the Court of Chancery of the State of Delaware pursuant to Section 262(h) of the Delaware General Corporation Law to determine the fair value of Shares in connection with the Merger, the Company, Astellas, and any and all subsidiaries thereof, and the class members shall be deemed to have, and by operation of the settlement shall have, expressly waived and shall not present (except pursuant to explicit direction from the Court) any argument that any effect should be given to (i) the issuance of any Shares to Astellas or any of its affiliates as a result of the exercise of the Top-Up Option; or (ii) the receipt by the

Company of any consideration for Shares issued to Astellas or any of its affiliates as a result of the exercise of the Top-Up Option.  However, the Company and Astellas can offer no assurance that such an agreement or waiver would be accepted by a court or otherwise enforceable.  The settlement is subject to the parties' entrance into a formal settlement agreement and the approval by the Delaware Court of Chancery, which, if granted, will release defendants from all claims under both federal and state law that were or could have been asserted in the lawsuits or which arise out of or relate to the transactions contemplated by the Merger Agreement.

2.   Item 8 to the Schedule 14D-9 is hereby amended by inserting the following new subsection after the subsection entitled "Litigation":

Top Up Option

Due to the number of authorized but unissued Shares of common stock of OSI, the Top-Up Option cannot actually be exercised to allow Astellas to own more than 90% of the outstanding shares unless prior to exercise Astellas acquires more than a number of Shares which represents an amount of Shares in the range of approximately 67% to 73% of the outstanding Shares, depending upon prior exercise of outstanding stock awards and convertible securities prior to such exercise.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OSI PHARMACEUTICALS, INC.

By:	/s/ Barbara A. Wood
Barbara A. Wood
Senior Vice President, General
Counsel and Secretary

Dated:  May 27, 2010